Steinhoff International Holdings Ltd

Expanded distribution base provides impetus for sustainable growth

INTERIM RESULTS

for the six months ended 31 December 2005

- Group revenues **increase by 143%** in Euros and **144%** in Rands
- Headline earnings per ordinary share **increased by 28%** in both Euro and Rand terms
- Strong balance sheet
- UK retail investment successfully integrated

Condensed consolidated income statement

for the six months ended 31 December 2005

	Notes	Unaudited six months ended 31/12/05 R'000	Unaudited restated* six months ended 31/12/04 R'000	% change	Restated#* year ended 30/06/05 R'000
Revenue		**17 234 548**	7 058 754	144	19 114 369
Operating income before depreciation		**1 525 624**	913 177	67	2 420 776
Depreciation		**(332 517)**	(140 203)		(424 691)
Operating income after depreciation		**1 193 107**	772 974	54	1 996 085
Capital items	1	**(10 875)**	(134)		(46 074)
Earnings before interest, associated earnings and taxation		**1 182 232**	772 840	53	1 950 011
Net finance charges		**(99 384)**	(56 541)		(166 299)
Earnings before share of associates and taxation		**1 082 848**	716 299	51	1 783 712
Share of profit of associated companies		**20 152**	40 646		49 568
Profit before taxation		**1 103 000**	756 945	46	1 833 280
Taxation		**(164 533)**	(94 862)		(216 197)
Profit for the period		**938 467**	662 083	42	1 617 083
Attributable to					
Equity holders of the parent		**875 071**	662 783	32	1 555 278
Minority interest		**63 396**	(700)		61 805
Profit for the period		**938 467**	662 083	42	1 617 083
Number of shares in issue ('000)		**1 134 394**	1 129 321		1 130 584
Weighted average number of shares in issue ('000)		**1 132 260**	1 126 257	1	1 128 054
Earnings attributable to ordinary shareholders (R'000)	2	**839 937**	662 783	27	1 555 278
Headline earnings attributable to ordinary shareholders (R'000)	3. 4	**850 998**	659 640	29	1 575 569
Earnings per ordinary share (cents)		**74**	59	26	138
Headline earnings per ordinary share (cents)		**75**	59	28	140
Dividend per share (cents)					22
Average currency translation rate (rand: euro)		**7,8714**	7,8312	1	7,9091
Note 1: Capital items (R'000)					
Loss on disposal of businesses					(1 434)
Closure costs		**(18 302)**			(7 400)
Profit on disposal of business		**482**			
Profit on disposal of property, plant and equipment		**6 945**			
Negative goodwill released					1 434
Impairment of property, plant and equipment			(134)		(38 674)
		(10 875)	(134)		(46 074)
Note 2: Earnings attributable to ordinary shareholders (R'000)					
Earnings attributable to equity holders		**875 071**	662 783		1 555 278
Dividend entitlement on non-redeemable cumulative preference shares (including STC)		**(35 134)**			
		839 937	662 783		1 555 278
Note 3: Headline earnings calculation (R'000)					
Earnings attributable to equity holders		**875 071**	662 783		1 555 278
Adjusted for					
– Capital items		**10 875**	134		46 074
– Profit on disposal of property, plant and equipment			(4 571)		(27 077)
– Loss on disposal of property, plant and equipment included in share of associate income		**186**	1 183		1 294
– Impairment/amortisation of goodwill included in share of associate income			111		
		886 132	659 640		1 575 569
Note 4: Headline earnings attributable to ordinary shareholders (R'000)					
Headline earnings attributable to equity holders		**886 132**	659 640		1 575 569
Dividend entitlement of non-redeemable cumulative preference shares (including STC)		**(35 134)**			
		850 998	659 640		1 575 569

* *Prior period and year figures have been restated to reflect the effects of the transition to IFRS.*

\# *These balances have been audited with the exception of the effects of the change in accounting policy relating to the adoption of IFRS.*

Condensed consolidated balance sheet

at 31 December 2005

	Unaudited 31/12/05 R'000	Unaudited restated* 31/12/04 R'000	Restated#* 30/06/05 R'000
ASSETS			
Non-current assets			
Property, plant and equipment, plantations and intangible assets	**8 774 189**	3 464 635	8 833 336
Investments and loans	**2 155 585**	1 423 564	1 418 834
Deferred tax assets	**366 642**	165 468	410 129
	11 296 416	5 053 667	10 662 299
Current assets			
Accounts receivable and short-term loans	**6 874 928**	4 301 985	5 877 610
Inventories	**2 858 473**	1 509 357	2 937 671
Cash and cash equivalents	**4 009 093**	3 133 109	4 185 349
	13 742 494	8 944 451	13 000 630
Total assets	**25 038 910**	13 998 118	23 662 929
EQUITY AND LIABILITIES			
Capital and reserves			
Ordinary share capital and reserves	**8 377 231**	7 027 915	8 221 663
Preference share capital	**926 061**		643 879
	9 303 292	7 027 915	8 865 542
Minority interest	**1 181 587**	32 890	1 239 969
Total equity	**10 484 879**	7 060 805	10 105 511
Non-current liabilities			
Deferred tax liabilities	**887 217**	146 701	900 633
Long-term liabilities and provisions	**6 675 635**	2 999 374	5 672 622
Long-term license fee liability	**120 655**	135 548	143 893
	7 683 507	3 281 623	6 717 148
Current liabilities			
Net interest bearing	**1 142 347**	1 049 884	763 444
Accounts payable and provisions	**5 728 177**	2 605 806	6 076 826
	6 870 524	3 655 690	6 840 270
Total equity and liabilities	**25 038 910**	13 998 118	23 662 929
Net asset value per share (cents)	**738**	626	727
Gearing ratio (net)	**39%**	12%	22%
Closing exchange rate – Rand: Euro	**7,4670**	7,6623	8,0965

* *Prior period and year figures have been restated to reflect the effects of the transition to IFRS.*

These balances have been audited with the exception of the effects of the change in accounting policy relating to the adoption of IFRS.

Condensed consolidated cash flow statement

for the six months ended 31 December 2005

	Unaudited six months ended 31/12/05 R'000	Unaudited six months ended 31/12/04 R'000	Audited year ended 30/06/05 R'000
Operating profit before working capital changes	**1 497 673**	930 432	2 414 635
Net changes in working capital	**(1 256 031)**	(479 531)	(990 526)
Cash generated from operations	**241 642**	450 901	1 424 109
Net finance costs	**(99 385)**	(56 542)	(165 728)
Dividends paid	**(624)**	(333 013)	(333 076)
Dividends received		19 957	19 957
Taxation	**(119 338)**	(115 326)	(201 083)
Net cash (outflow)/inflow from operating activities	**22 295**	(34 023)	744 179
Net cash (outflow) from investing activities	**(1 840 514)**	(817 389)	(2 479 035)
Net cash inflow from financing activities	**2 937 818**	686 187	2 996 213
Net (decrease)/increase in cash and cash equivalents	**1 119 599**	(165 225)	1 261 357
Effects of exchange rate changes on cash and cash equivalents	**(35 194)**	8 275	(502)
Cash and cash equivalents – beginning of period	**4 917 297**	3 656 442	3 656 442
Cash and cash equivalents – end of period	**6 001 702**	3 499 492	4 917 297
Cash and cash equivalents can be reconciled to the balance sheet as follows:			
– Cash and cash equivalents above	**6 001 702**	3 499 492	4 917 297
– Overdrafts included in financing activities	**(1 992 609)**	(366 383)	(731 948)
Cash and cash equivalents per balance sheet	**4 009 093**	3 133 109	4 185 349

Condensed statement of changes in equity

for the six months ended 31 December 2005

	Share capital and share premium R'000	Non-distributable reserves R'000	Distributable reserves R'000	Total ordinary shareholders' equity R'000	Preference share capital and premium R'000	Minority interest R'000	Total shareholders' equity R'000
Balance at 30 June 2004 as previously stated	3 161 878	(93 983)	3 386 711	6 454 606		35 241	6 489 847
Effects of transition to IFRS		118 758	(67 445)	51 313			51 313
Balance at 30 June 2004 restated	3 161 878	24 775	3 319 266	6 505 919		35 241	6 541 160
Profit for the period			1 555 278	1 555 278		61 805	1 617 083
Dividends paid			(248 970)	(248 970)			(248 970)
Foreign currency translation reserve		345 351		345 351			345 351
Issue of shares	28 977			28 977	643 879		672 856
Decrease in investment reserve		(3 638)		(3 638)			(3 638)
Restatement of available-for-sale financial assets to fair value		482		482			482
Net increase on acquisition of subsidiaries and issue of treasury shares by subsidiary						1 140 404	1 140 404
Exchange differences on consolidation of foreign subsidiaries						835	835
Share-based compensation		38 264		38 264		1 684	39 948
Balance at 30 June 2005 restated	3 190 855	405 234	4 625 574	8 221 663	643 879	1 239 969	10 105 511
Profit for the period			875 071	875 071		63 396	938 467
Dividends paid			(83)	(83)			(83)
Capital distribution	(340 228)			(340 228)			(340 228)
Foreign currency translation reserve		(374 340)		(374 340)			(374 340)
Issue of shares	18 898			18 898	282 182		301 080
Decrease in investment reserve		(205)		(205)			(205)
Net decrease on acquisition and disposal of subsidiaries and issue of treasury shares by subsidiary		(44 912)		(44 912)		(120 427)	(165 339)
Exchange differences on consolidation of foreign subsidiaries						(1 351)	(1 351)
Share-based compensation		21 367		21 367			21 367
Balance at end of period	2 869 525	7 144	5 500 562	8 377 231	926 061	1 181 587	10 484 879

Segmental analysis in euro '000

six months ended 31 December 2005

	Revenue 31/12/2005	Revenue 31/12/2004	% change
Manufacturing	**711 340**	610 733	16
Wholesale, distribution and retail	**1 478 175**	290 630	409
Total	**2 189 515**	901 363	143

six months ended 31 December 2005

	Earnings 31/12/2005	Earnings** 31/12/2004	% change
Manufacturing	**85 360**	68 065	25
Wholesale, distribution and retail	**60 745**	35 501	71
Total	**146 105**	103 566	41

Geographical analysis in euro '000

six months ended 31 December 2005

	Revenue 31/12/2005	Revenue 31/12/2004	% change
Southern Africa	**1 212 506**	320 716	278
European Community	**817 851**	424 378	93
Pacific Rim	**159 158**	156 269	2
Total	**2 189 515**	901 363	143

six months ended 31 December 2005

	Earnings* 31/12/2005	Earnings** 31/12/2004	% change
Southern Africa	**60 726**	29 184	108
European Community	**70 576**	60 212	17
Pacific Rim	**14 802**	14 170	4
Total	**146 105**	103 566	41

Segmental analysis in rand '000

six months ended 31 December 2005

	Revenue	%	Earnings*	%	Net assets	%
Manufacturing	**5 599 244**	**32**	**671 902**	**58**	**5 665 427**	**61**
Wholesale, distribution and retail	**11 635 304**	**68**	**478 147**	**42**	**3 637 865**	**39**
Total	**17 234 548**	**100**	**1 150 049**	**100**	**9 303 292**	**100**

six months ended 31 December 2004

	Revenue	%	Earnings*	%	Net assets**	%
Manufacturing	4 782 771	68	533 028	66	4 676 146	66
Wholesale, distribution and retail	2 275 983	32	278 016	34	2 394 986	34
Total	7 058 754	100	811 044	100	7 071 132	100

Geographical analysis in rand '000

six months ended 31 December 2005

	Revenue	%	Earnings*	%	Net assets	%
Southern Africa	**9 544 119**	**55**	**478 002**	**42**	**2 136 655**	**23**
European Community	**6 380 636**	**37**	**555 531**	**48**	**6 278 050**	**67**
Pacific Rim	**1 309 793**	**8**	**116 516**	**10**	**888 587**	**10**
Total	**17 234 548**	**100**	**1 150 049**	**100**	**9 303 292**	**100**

six months ended 31 December 2004

	Revenue	%	Earnings*	%	Net assets**	%
Southern Africa	2 511 591	36	228 546	28	1 630 538	23
European Community	3 323 389	47	471 530	58	4 740 310	67
Pacific Rim	1 223 774	17	110 968	14	700 284	10
Total	7 058 754	100	811 044	100	7 071 132	100

* *Operating income after depreciation including share of associated company's income, including headline adjustments in share of associated income, including profit on disposal of assets (not included in capital items) and excluding minority portion.*

** *Prior year figures have been restated to reflect IFRS adjustments.*

During the period under review, all export door facilities have been discontinued, but re-directed to doubling the manufacturing capacity of doors for the local market. This restructure, as well as the closure of the facility of Steincraft (outdoor furniture) were necessitated by substantial increases in local timber prices, coupled with other factors which led to uncompetitiveness in Steinhoff's traditional export markets, mainly due to an oversupply of related products in those markets.

Notes

1. **BASIS OF PREPARATION AND CHANGES IN ACCOUNTING POLICIES**

The Group has adopted International Financial Reporting Standards (IFRS) for the year ending 30 June 2006. The condensed consolidated interim financial statements have been prepared in accordance with IAS 34: Interim financial reporting, and in compliance with the Listing Requirements of the JSE Limited. These are the Group's first IFRS condensed consolidated interim financial statements (for part of the period covered by the first IFRS annual financial statements) and IFRS 1 – *First-time adoption of International Financial Reporting Standards* has been applied.

The financial statements are presented in rand, rounded to the nearest thousand. They are prepared on the historical cost basis except certain financial instruments and plantations, which are carried at either fair value or amortised cost, as appropriate.

These condensed consolidated interim financial statements have been prepared on the basis of IFRS and interpretation statements in issue that will be effective at the Group's first IFRS annual reporting date, 30 June 2006. As a result of ongoing review and possible amendments by interpretive guidance from the International Accounting Standards Board and International Financial Reporting Interpretations Committee, IFRS finally in effect at 30 June 2006 may differ from IFRS and interpretation statements applied in preparing the condensed consolidated interim financial statements.

An explanation of how the transition to IFRS has affected the reported financial position and financial performance of the Group is provided in note 2. Note 3 includes reconciliations of equity and profit or loss for comparative periods reported under South African Statements of Generally Accepted Accounting Practice (SA GAAP) to those reported for those periods under IFRS.

2. **EXPLANATION OF TRANSITION TO IFRS**

As stated in note 1, these are the Group's first condensed consolidated interim financial statements for part of the period covered by the first IFRS annual consolidated financial statements prepared in accordance with IFRS.

The accounting policies adopted under IFRS have been applied in preparing the condensed consolidated interim financial statements for the six months ended 31 December 2005, the comparative information for the six months ended 31 December 2004, the financial statements for the year ended 30 June 2005 and the preparation of an opening IFRS balance sheet at 1 July 2004 (the Group's date of transition).

In preparing its opening IFRS balance sheet, the Group has adjusted amounts previously reported in financial statements and interim reports prepared in accordance with its previous basis of accounting, SA GAAP.

A summary of significant changes to the Group's accounting policies following the adoption of IFRS and exemptions elected under IFRS 1 – First time adoption of IFRS is contained in note 4.

An explanation of how the transition from SA GAAP to IFRS has affected the Group's financial position and performance is set out in the tables in note 3 and the notes accompanying them.

3. **RECONCILIATION BETWEEN IFRS AND PREVIOUS SOUTH AFRICAN GENERALLY ACCEPTED ACCOUNTING PRACTICE**

The following reconciliations provide a quantification of the effect, after taxation, of the transition to IFRS:

RECONCILIATION OF EQUITY AND PROFIT AND LOSS

	Notes	1 July 2004 (R'000)	31 December 2004 (R'000)	30 June 2005 (R'000)
Reconciliation of equity				
Equity previously reported under SA GAAP		**6 489 847**	**7 120, 051**	**10 193 882**
Retrospective application of previous SA GAAP accounting policy changes and restatements			(76 163)	(49 881)
– Adjustment for change in accounting policy in respect of straight-lining of operating leases			(65 605)	
– Adjustment for associate company's change in accounting policy for foreign operations			(10 558)	
– Black Economic Empowerment minorities in subsidiary eliminated pending derecognition criteria	4.4			(33 473)
– Impairment losses adjusted for				(16 408)
Adjustment upon adoption of IFRS		51 313	16 917	(38 490)
– Business combinations adjusted retrospective to 1 April 2004 – IFRS 3/IFRS 1	4.1	64 060	27 427	(45 490)
– Property, plant and equipment – IAS 16/IFRS 1	4.2	(17 109)	(19 341)	(12 651)
– Share based payments – IFRS 2/IFRS 1	4.3	4 362	8 831	13 642
– Re-designation of financial instruments to fair value through income statement – IAS 39/IFRS 1	4.6			6 009
Equity reported under IFRS		**6 541 160**	**7 060 805**	**10 105 511**

	Notes	Six months ended 31 December 2004 (R'000)	Year ended 30 June 2005 (R'000)
Reconciliation of profit for the period			
Profit for the period attributable to equity holders of parent previously reported under SA GAAP		**680 846**	**1 591 555**
Retrospective application of previous SA GAAP accounting policy changes and restatements		(5 519)	(16 408)
– Adjustment for change in accounting policy in respect of straight-lining of operating leases		(5 519)	
– Impairment losses adjusted for			(16 408)
Adjustment upon adoption of IFRS		(12 544)	(19 869)
– Business combinations adjusted retrospective to 1 April 2004 – IFRS 3/IFRS 1	4.1		1 404
– Property, plant and equipment – IAS 16	4.2	810	1 328
– Share based payments – IFRS 2	4.3	(13 354)	(28 610)
– Re-designation of financial instruments to fair value through income statement – IAS 39/IFRS 1	4.6		6 009
Profit for the period attributable to equity holders of parent reported under IFRS		**662 783**	**1 555 278**

4. SIGNIFICANT CHANGES TO THE GROUP'S ACCOUNTING POLICIES FOLLOWING ADOPTION OF IFRS AND IFRS 1 – FIRST TIME ADOPTION ELECTION OF EXEMPTIONS

4.1 Business combinations

The Group previously applied the requirements of AC 140 and applied the revised accounting policy to all business combinations *with an agreement date* on or after 31 March 2004.

The Group has made an election in terms of IFRS 1 to apply the requirements of IFRS 3 to all business combinations *with effective dates* on or after 1 April 2004. The classification and accounting treatment of business combinations with effective dates prior to 1 April 2004 has not been reconsidered and previously reported goodwill has been included on the basis of its deemed cost.

4.2 Property, plant and equipment

IAS 16 – Property, plant and equipment (IAS 16) differs in certain respects from the previous SA GAAP equivalent, AC 123 – Property, plant and equipment (AC 123), applied by the Group until 30 June 2005. IAS 16 states that an entity is required to measure the residual value of an item of property, plant and equipment as the amount the entity estimates it would receive currently for the asset if the asset were already of the age and in the condition expected at the end of its useful life. The Group has previously, under SA GAAP, accounted for residual values based on the requirement of AC 123.

Where parts (components) of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment. Residual values and useful lives of all assets are assessed annually. In addition, depreciation of an item of property, plant and equipment is to begin when it is available for use and ceases at the earlier of the date it is classified as held for sale or the date that it is derecognised.

The Group has assessed the useful lives and residual values of all individual components of property, plant and equipment and adjusted the carrying values of some items at the date of transition accordingly.

The adjustments to the residual values and useful lives of certain items of property, plant and equipment and the corresponding change in their carrying values at 1 July 2004 has also impacted depreciation charges subsequent to 1 July 2004.

The Group has made an election in terms of IFRS 1 to measure certain items of property, plant and equipment at the transition date to IFRS at their respective fair values and used those fair values as deemed cost at that date. The Group adjusted the carrying values of the individual items of property, plant and equipment for those specified items to which the exemption was applied.

Changes in estimated decommissioning and restoration liabilities that occurred before the transition date to IFRS have been adjusted for at the transition date on a net basis in accordance with the provisions of IFRIC 1 and the applicable exemptions under IFRS 1.

4.3 Share based payment transactions

The fair value of share options under employee share incentive schemes and other equity instruments granted to Group employees is recognised as an employee expense with a corresponding increase in equity. The fair value is measured at grant date and expensed over the period during which the employee becomes unconditionally entitled to the equity instruments. The fair value of the instruments granted is measured using generally accepted valuation techniques, taking into account the terms and conditions upon which the instruments are granted. The amount recognised as expense is adjusted to reflect the actual number of share options that vest except where forfeiture is only due to market conditions not being met. This accounting policy has been applied to all equity instruments granted after 7 November 2002 that had not yet vested at 1 January 2005. The fair value of share based payments was not recognised under the Group's previous accounting policies.

4.4 Black economic empowerment transactions

a. Transaction recognition criteria

In circumstances where portion of the equity in a subsidiary company is disposed and serves as security for the funding of the proceeds receivable, the accounting recognition of the disposal of such shares in the Group financial statements is deferred until the funding subject to the security of the equity sold has been fully repaid. In previous years, such transactions were recognised upon entering into the respective sale agreements. The comparative results and financial position have been restated accordingly, which has had no effect on profit attributable to ordinary shareholders.

b. Share based payments

The group is extending the scope of IFRS 2 – *Share based payments* to include the Group's black economic ownership initiatives in accordance with international interpretations in this regard. Where goods or services are received from black economic empowerment partners as consideration for equity instruments of the Group, these transactions are accounted for in terms of IFRS 2, even when the entity cannot specifically identify the goods or services received. This accounting policy is applicable to equity instruments that had not yet vested by 1 January 2005 and thus had no application in the current period.

4.5 Foreign operations

The Group has made an election in terms of IFRS 1 that cumulative foreign currency translation reserves in existence at the transition date, 1 July 2004, arising from the previous application of SA GAAP have been reset to zero by being transferred to opening retained income.

4.6 Designation of previously recognised financial instruments

The Group has elected, in terms of IFRS 1, to designate certain financial liabilities previously recognised at amortised cost to fair value through profit and loss. The rationale for the designation was to eliminate an accounting mismatch arising from measuring related assets and liabilities and recognising gains and losses on them on different bases.

4.7 Common control transactions – premium and discount arising on subsequent purchases from (or sales to) minority interests in subsidiaries

Following the presentation of minority interests in equity any increases and decreases in ownership interests in subsidiaries without a change in control are recognised as equity transactions in the consolidated financial statements. Accordingly, any premium or discount on subsequent purchases of equity instruments from or sales of equity instruments to minority interests are recognised directly in equity of the parent shareholder.

Previously a premium on subsequent purchases of equity instruments from minorities were recognised as goodwill and premium or discount on subsequent disposal of equity instruments to minorities were taken to profit or loss as a capital item in the income statement.

4.8 Deferred contingent purchase considerations

Where a structured business combination contains a puttable instrument on the interest of apparent minority shareholders, then a financial liability for the present value of the best estimate thereof is recognised upon initial accounting for the business combination.

The liability arising is regarded as a deferred contingent purchase consideration and the unwinding of the present value discounting is presented as an interest expense. Any other change in the liability is recognised through goodwill as an adjustment to the cost of the business combination, including the impact of changes in interest rates on liabilities measured on the fair value basis.

If the puttable arrangement is not exercised and settled, the derecognition of the financial liability is treated as a disposal of the anticipated interest in the subsidiary in accordance with the group's accounting policy for common control transactions.

4.9 Earnings per share – cumulative preference shares

In order to calculate earnings attributable to ordinary shareholders, the amount of preference dividends (taking into account STC) for cumulative preference shares required for that period, whether or not declared is deducted from profit attributable to equity holders in determining earnings per ordinary share. The amount of preference dividends for the period used to calculate earnings per ordinary share does not include the amount of any preference dividends for cumulative preference shares paid or declared during the current period in respect of previous periods.

Increasing rate preference shares provide for an above-market dividend in later periods to compensate investors for purchasing preference shares at a premium. Any original issue premium on increasing rate preference shares is amortised to retained earnings using the effective interest method and treated as a preference dividend for the purposes of calculating earnings per ordinary share.

4.10 Capital items

Capital items are defined as items of income and expenditure relating to the acquisition, disposal or impairment of investments, businesses, property, plant and equipment and intangible assets, closure of businesses as well as the impairment of the goodwill.

REVIEW OF RESULTS

INTRODUCTION

The Group's business model comprising an expanded geographical base, combining and growing the mix between third party sourcing and own manufacturing and diversification and integration, remains effective. The results were delivered in a period where the market conditions in Continental Europe and the United Kingdom continued to be competitive (although encouraging signs of recovery are becoming evident). Trading conditions in the Pacific Rim remained challenging, inter alia, as a result of deflation in product prices due to the strength of the Australian dollar. South Africa continued experiencing strong demand as a result of consumer confidence, a wider consumer base and economic fundamentals conducive to increased consumer spending. The acquisition of the listed retailer, Homestyle Group Plc effective from July 2005, has been integrated satisfactorily and augurs well for exciting growth opportunities in the UK, benefiting the Group globally.

The average exchange rate used for converting Euro income and expenditure to ZAR was R7,8714: 1 Euro compared to R7,8312: 1 Euro in respect of the corresponding six months in the previous financial year.

PERFORMANCE

The Group's revenues increased by 144% from R7 059 million to R17 235 million. A substantial portion of this increase was attributable to the consolidation of the results of Unitrans and Homestyle which became subsidiaries with effect from January 2005 and July 2005 respectively.

The Group generated 47% (2004: 71%) of its revenues in currencies other than South African Rand, principally Euro, Pound Sterling, US Dollar and Australian Dollar. The larger proportionate South African contribution to Rand-denominated revenue was caused by the inclusion of the results of Unitrans as a subsidiary, with revenue of R6 809 million for the period under review. The actual foreign revenue achieved in currencies other than South African Rand, but denominated in Euro, grew by 68% from Euro 581 million to Euro 977 million.

Headline earnings attributable to ordinary shareholders grew by 29% from R660 million in the six months ended 31 December 2004 to R851 million.

Headline earnings per ordinary share increased by 28% to 75 cents (2004: 59 cents) with basic earnings per ordinary share increasing 26% to 74 cents (2004: 59 cents). The weighted average number of ordinary shares in issue increased by 1% during the period to 1 132,3 million (2004: 1 126,3 million).

Ordinary shareholders' funds at 31 December 2005 amounted to R8 377 million (30 June 2005: R8 222) million. The annualised return on average ordinary shareholders' funds increased to 21% (2004: 20%). As at 30 June 2005 the net asset value per ordinary share grew to 738 cents from 727 cents per share. This increase is stated after the payment, in December 2005, of a 30 cents cash distribution per share from share premium (R340 million) and an adverse movement in the foreign currency translation reserve (R374 million) as a result of the strengthening in the spot Rand: Euro conversion rate of R8,0965: 1 Euro to R7,4670: 1 Euro at 30 June 2005 and 31 December 2005 respectively.

The Group's operational cash flow was R1 498 million (2004: R930 million). The net increase in working capital of R1 256 million (2004: R480 million), was attributable to an increase in accounts receivable commensurate with the Group's higher activity levels, particularly in South Africa which experienced strong growth, and, in the case of Homestyle, a reduction in creditors which included a once-off settlement with the UK Revenue Authorities of the VAT claim relating to past structural guarantee practices.

In order to compare the Group's operating margin on a like-for-like basis, the lower margins of Unitrans' Motor retail business and Homestyle should be eliminated. On this comparable basis, the Group's operating margin increased to 11,7% (2004: 10,9%). The Group continues to benefit from enhanced efficiencies throughout the supply chain, capacity utilisation as a result of, particularly, the addition of Homestyle (with a substantial retail distribution base), economies of scale and the Group's favourable terms of supply of finished products for resale.

Net finance expense for the period rose to R99 million (2004: R57 million) in accordance with the expanded Group operations. This expense included the funding costs incurred on the acquisition of Homestyle (being a net investment of approximately GBP 87 million) and the consolidation of Unitrans' own net finance expenses.

At 31 December 2005, Steinhoff had net interest-bearing debt of R3 596 million (30 June 2005: R1 988 million) resulting in a debt: equity ratio of 39% (30 June 2005: 22%), well within the Group's targeted debt : equity range. The increase of some R1,6 billion was mainly attributable to the investments in KAP International Holdings Limited (KAP) and Amalgamated Appliance Holdings Limited (Amap), amounting to R316 million and R281 million respectively. A further R514 million was due to the consolidation of Unitrans' debt, with the balance mainly relating to restoring Homestyle's creditors to normalised levels. The Group's permanent capital base was further enhanced by the issue of R650 million in perpetual preference shares in June 2005, followed by a further tranche of R350 million in November 2005.

The Group's taxation charge increased to R165 million (2004 : R95 million) in line with expectations. Management remains confident that the average tax rate of the Group will be stable at this level of approximately 15% of pre-tax income for the foreseeable future.

The Group's International Sourcing division has continued to perform well within the budgeted plan. The centralisation of all third party sourcing and distribution activities under the Pacific Rim division are delivering positive results. The wholesale, distribution and retail business segment, which, after the inclusion of Homestyle and Unitrans, now comprises 68% of Steinhoff's Group revenues, enhances the Group's flexibility and product offering and facilitates participation through additional added value segments of the supply chain.

Unitrans and Amap's results for the six months ended 31 December 2005 were pleasing with both companies reporting operating profit increases in excess of 20%. KAP has further released a positive trading statement relating to its next results to be reported on for the year ended 31 December 2005, wherein it states that it expects headline earnings per share to improve by between 20% and 30% compared to the prior period.

CORPORATE ACTIVITY

In addition to the corporate transactions concluded by Unitrans and reported on in its own results announcement dated 23 February 2006, the Group concluded the following corporate transactions during the six months under review:

- Steinhoff participated in the book-build process relating to the disposal of Salton Inc's 52% interest in Amap. Steinhoff currently holds 26,5% of Amap, an associated company, which is equity accounted. Markus Jooste and Danie van der Merwe joined the Board of Amap as non-executive directors and Jan van der Merwe (Steinhoff's Chief Financial Officer) was appointed to the Audit Committee;
- in November 2005, Steinhoff Investment Holdings Limited (Steinhoff Investments) issued a further tranche of R350 million variable rate, cumulative, non-redeemable, non-participating preference shares (perpetual preference shares);
- on 30 November 2005, Steinhoff Africa acquired 88,76 million shares in KAP for a total consideration of R316 million, equivalent to 356 cents per share. This holding represents an interest of 21% in KAP and Daun & Cie AG agreed to certain "lock-up" restrictions and pre-emptive rights in favour of Steinhoff, in respect

of its 44% remaining interest in KAP. Following this acquisition, which is also equity accounted, Markus Jooste remained on and Danie van der Merwe joined the board of KAP as non-executive directors and Jan van der Merwe joined KAP's Audit Committee;

- in December 2005, The Competition Tribunal approved the acquisition of the Group's 67% interest in the North Eastern Cape Forests Joint Venture (NECF) from Mondi South Africa Limited. These assets will form part of the establishment of a new chipboard plant and cluster development in that region. The Industrial Development Corporation will retain its 33% interest of the land and forests in question and Steinhoff has assumed management control with effect from 1 February 2006. The current estimated capital expenditure related to this project is R1,4 billion and it is anticipated that, directly and indirectly, approximately 3 000 new jobs will be created.

OUTLOOK

The new management structure at Homestyle is now fully operational and a strong turnaround is expected during the remainder of the current financial year. The consumer spending environment in the UK continued to be tough during the period under review, with only slight improvements being noticed since the January sales period. As a result, the consolidation trend prevalent in that market is expected to continue. Steinhoff and Homestyle stand to benefit substantially due to Homestyle's footprint and sound financial position (after its recapitalisation in July 2005), coupled with Steinhoff's world-wide sourcing and manufacturing capabilities.

In the German region, the Group continues to gain market share on the back of its existing relationships with major retailers and buying groups. Steinhoff has experienced good incremental business as a result of both organic and acquisitive growth achieved by Steinhoff's strategic retail customers in Germany. This should accelerate further consolidation and stand the Group in good stead as our partners continue their aggressive expansion plans. The German economy is showing moderate signs of recovery and increased consumer confidence. The level of order books in respect of both our main product categories and new ranges are growing.

The Steinhoff International Sourcing division is faring well and is making progress through supplementing the range and quality of the product offering worldwide. Management expects this division, in conjunction with an extended distribution base elsewhere in the world, to become a primary source of growth into the future. In Australia, the aggressive roll-out of the Leather Republic brand will continue. In addition, new store openings under existing brands and new marketing initiatives such as the launch of monthly catalogues, all bode well for increased activity in the second six months of the current financial year in this region.

The continued buoyancy in the South African retail sector is evident from recent results of, and reports on, Steinhoff's major customers. The expansion of PG Bison's Piet Retief plant, commissioned in May 2005, is running at full capacity and, as a result of the huge demand in the building and construction industry which outstrips the available supply, excess demand is satisfied through imports. Consequently, further investments in raw material production facilities, notably the NECF particle board plant and cluster development, will be made to secure future sustainable sources of supply.

Management expects to achieve growth in headline earnings from continuing operations for the remainder of the current financial year.

ORDINARY DIVIDEND OF STEINHOFF

It is the Group's policy to declare ordinary dividends once a year after its financial year end at 30 June

GENERAL

CORPORATE GOVERNANCE

Steinhoff has embraced the recommendations of King II on Corporate Governance and strives to provide reports to shareholders that are timely, accurate, consistent and informative.

SOCIAL RESPONSIBILITY

Steinhoff continues to be recognised for its corporate social investment activities. Management remains committed to the related initiatives and is conscious about the needs in this regard. A number of social responsibility projects are continuing. A good working relationship is maintained with the relevant Unions. Ongoing skills and equity activities continue to ensure compliance with current legislation.

Plans are also afoot in terms of initiatives embarked upon that will contribute to broader skills development and sourcing appropriately qualified staff on an ongoing basis.

RELATED PARTY TRANSACTIONS

The company entered into various related party transactions. These transactions are no less favourable than those arranged with third parties.

SUBSEQUENT EVENTS

No significant events, except for the NECF transaction referred to under "Corporate Activity", have occurred in the period between the reporting date and the date of this report.

OTHER INFORMATION

Further information in relation to recent results and other announcements of Steinhoff's listed investments can be obtained from the following websites:

– Unitrans Limited – 22 February 2006	www.unitrans.co.za
– Homestyle Group Plc – 26 January 2006	www.homestylegroup.com
– Amalgamated Appliance Holdings Limited – 8 February 2006	www.amap.co.za
– KAP International Holdings Limited – Trading update 10 February 2006	www.kapinternational.com

On behalf of the Board of Directors

BE Steinhoff
Executive Chairman

MJ Jooste
Chief Executive Officer

8 March 2006

STEINHOFF INVESTMENT HOLDINGS LIMITED

(Incorporated in the Republic of South Africa)
(Registration number: 1954/001893/06)
(JSE share code : SHFF) ISIN: ZAE 000068367)
(Steinhoff Investments)

Steinhoff International Holdings Ltd

Steinhoff Investments is a wholly owned subsidiary of Steinhoff International Holdings Limited (Steinhoff) except for the 10 million variable rate, cumulative, non-redeemable, non-participating preference shares with a par value of 0,1 cent each in the capital of Steinhoff Investments, issued at a premium of R99,99 per share (the preference shares). The initial tranche of the preference shares were listed on the JSE Limited on 15 June 2005 and the second tranche listed in November 2005. Steinhoff Investments holds the entire issued share capital in the Group's two principal subsidiaries, Steinhoff Möbel Holdings Alpha GmbH and Steinhoff Africa Holdings (Proprietary) Limited.

The relevant financial information on Steinhoff and Steinhoff Investments for the six months ended 31 December 2005 is identical. Accordingly, no consolidated financial statements for Steinhoff Investments have been prepared in respect of the six months period under review, but preference shareholders are referred to the above results of Steinhoff for a full appreciation of the consolidated results and financial position of Steinhoff Investments.

DECLARATION OF DIVIDEND NUMBER 1 TO PREFERENCE SHAREHOLDERS

The board of Steinhoff Investments has resolved to declare a dividend of 431,507 cents per preference share in respect of the period from 15 June 2005 up to and including 31 December 2005 (the dividend period), payable on Monday, 24 April 2006, to those preference shareholders recorded in the books of the company at the close of business on Friday, 21 April 2006. This dividend has been determined on the basis of 75% of the prime bank overdraft lending rate of ABSA Bank Limited prevailing over the dividend period, applied to the nominal value plus premium of R100,00 per preference share, in the aggregate.

The dividend is payable in the currency of South Africa.

Last date to trade *cum* dividend	Wednesday, 12 April 2006
Shares trade *ex* dividend	Thursday, 13 April 2006
Record date	Friday, 21 April 2006
Payment date	Monday, 24 April 2006

No demateralisation or rematerialisation of preference shares may take place between Thursday, 13 April 2006 and Friday, 21 April 2006, both dates inclusive.

On Monday 24 April 2006, the preference dividend will be electronically transferred to the bank accounts of preference shareholders. In all other instances of certificated holders, cheques dated 24 April 2006 will be posted on or about that date. Preference shareholders who have demateralised their shares will have their accounts credited on Monday, 24 April 2006.

On behalf of the Board of Directors

D Konar
Non-executive director

JHN van der Merwe
Executive director

8 March 2006

Administration

Registration number: 1998/003951/06
(Incorporated in the Republic of South Africa)

JSE share code: SHF

ISIN code: ZAE000016176
(Steinhoff or the company or the Group)

Registered office
28 Sixth Street, Wynberg, Sandton, 2090, Republic of South Africa
Tel +27 (11) 445 3000 Fax +27 (11) 445 3099

Transfer secretaries
Computershare Investor Services 2004 (Pty) Limited
70 Marshall Street, Johannesburg, 2001

Company secretary: SJ Grobler

Auditors: Deloitte & Touche

Sponsor: PSG Capital Limited

Directors: BE Steinhoff* *(chairman)*, MJ Jooste *(chief executive officer)*,
DE Ackerman', CE Daun'*, JNS du Plessis, KJ Grové, D Konar',
JF Mouton', FJ Nel, FA Sonn', NW Steinhoff'*, IM Topping#, DM van der Merwe,
JHN van der Merwe. Alternate directors: SJ Grobler, HJK Ferreira
#British **German* *'Non-executive*

RAW MATERIALS | MANUFACTURING | WAREHOUSING | DISTRIBUTION AND RETAIL

www.steinhoffinternational.com

Steinhoff

International Holdings Ltd